UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into a Material Definitive Agreement

Li Bang International Corporation Inc. (the “Company”) previously entered into a sales agreement (the “Original Sales Agreement”), dated February 13, 2026, with AC Sunshine Securities LLC (the “Sales Agent”) with respect to an at-the-market offering program, pursuant to which the Company may offer and sell through or to the Sales Agent, acting as sales agent and/or principal, from time to time, Class A ordinary shares of the Company, par value $0.0001 per share, having an aggregate offering price of up to $20,000,000 (the “Original Offering Program”).

On June 11, 2026, the Company and the Sales Agent entered into the Amendment No. 1 to the Sales Agreement (the “Amendment No. 1,” together with the Original Sales Agreement, the “Sales Agreement”), under which the Company may offer and sell Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”), having an aggregate offering of up to $60,000,000 from time to time through or to the Sales Agent, acting as sales agent and/or principal (the “Upsized Offering Program”), reflecting an increase of $40,000,000 in the aggregate offering price from an aggregate of up to $20,000,000 under the Original Offering Program.

The issuance and sale of the Class A Ordinary Shares under the Sales Agreement will be made pursuant to (i) the Company’s shelf registration statement on Form F-3 (File No. 333-291772), filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2025 and declared effective by the Commission on January 16, 2026, and (ii) the prospectus supplement related to the Upsized Offering Program, dated June 11, 2026, which replaces and supersedes the prior prospectus supplement, dated February 17, 2026, with respect to the Original Offering Program. As of April 1, 2026, Class A Ordinary Shares having an aggregate offering price of $9.3 million had been sold under the Sales Agreement, subject to certain settlement conditions thereto.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, the Sales Agent may sell Class A Ordinary Shares of the Company by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1993, as amended (the “Securities Act”). The Sales Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market to sell Class A Ordinary Shares from time to time, based upon instructions from the Company, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The Company will pay the Sales Agent a commission equal to three and half percent (3.5%) of the gross proceeds of any Class A Ordinary Shares sold pursuant to the Sales Agreement. The Company has also agreed to reimburse the Sales Agent for its reasonable and documented out-of-pocket expenses, including fees and disbursements of its counsel, in an amount not to exceed $100,000. The Company has advanced an amount of $65,000 to the Sales Agent upon execution of the engagement letter agreement, dated January 9, 2026, by and between the Sales Agent and the Company. In addition, the Company will reimburse the Sales Agent for its reasonable and documented out-of-pocket expenses related to maintaining the Sales Agreement, including transaction costs and legal fees, up to $5,000 every Representation Date (as defined in the Sales Agreement) and no more than $14,000 per fiscal year. The Company will also reimburse up to $10,000 for each program “refresh,” such as the filing of a new registration statement, prospectus or prospectus supplement, or an amendment to the Sales Agreement.

The Company has also agreed to reimburse the Sales Agent for the expenses of its legal counsel incurred in conjunction with our entry into the Amendment No. 1, and the delivery of the first Placement Notice following the execution of the Amendment No. 1, in the amount of $25,000, separately from and in addition to the commissions payable to the Sales Agent under the Sales Agreement. The Company has made certain customary representations, warranties and covenants concerning the Company and its Class A Ordinary Shares in the Sales Agreement and has also provided the Sales Agent with customary indemnification and contribution rights.

The Company has no obligations to make any sales of Class A Ordinary Shares under the Sales Agreement. The offering of Class A Ordinary Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Class A Ordinary Shares subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

The foregoing description of the material terms of the Sales Agreement are qualified in its entirety by reference to (i) the Original Sales Agreement, a copy of which was attached as Exhibit 1.1 to the Current Report on Form 6-K filed with the Commission on February 17, 2026, and (ii) the Amendment No. 1, which is attached as Exhibit 1.1 hereto and is incorporated herein by reference.

The Company intends to use the net proceeds from any issuances through the Upsized Offering Program for general corporate purposes, which may include additions to working capital, financing of capital expenditures, future acquisitions and strategic investment opportunities, although it has no current plans, commitments or agreements with respect to any such expenditures, acquisitions or investment opportunities as of the date hereof.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
1.1	Amendment No. 1 to the Sales Agreement, dated June 11, 2026, by and between the Company and AC Sunshine Securities LLC
5.1	Opinion of Appleby

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Li Bang International Corporation Inc.

Date: June 12, 2026	By:	/s/ Huang Feng
Huang Feng
Chairman of Board of Directors and Chief Executive Officer